[redacted]

SECURI 14045214 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W. Adams St. Ste 900
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger (312) 432-5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr, Ste 1500 (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2014
REGISTRATIONS BRANCH
10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

03/17/14

03/17/14

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of TJM Investments, LLC and Subsidiary as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Colleen Risinger
Signature
FinOp
Title

Subscribed and sworn
to before me this
31 day of March 2014

OFFICIAL SEAL
MARY K. QUINLIVAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES APRIL 24, 2017

Notary Public Mary K Quinlivan

Mary K Quinlivan
My commission expires April 24, 2017.

This report contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC
AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2013 AND 2012

TJM INVESTMENTS, LLC AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of TJM Investments, LLC and MND Partners, Inc., collectively referred to as TJM Investments, LLC and Subsidiary (the Company), which comprise the consolidated statement of financial condition as of December 31, 2013 and the related consolidated statements of operations, changes in members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated financial statements. We have also audited the accompanying financial statements of TJM Investments, LLC, which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, changes in members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

NBC Tower · Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 |
www.orba.com

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2013 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TJM Investments, LLC and Subsidiary as of December 31, 2013 and the consolidated results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2012 financial statements present fairly, in all material respects, the financial position of TJM Investments, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under Rule 15c3-1 included on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The computation of net capital under Rule 15c3-1 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the computation of net capital under Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 31, 2014

TJM INVESTMENTS, LLC AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

December 31,	**2013 (Consolidated)**	2012
ASSETS		
Current assets:		
Cash	**$ 5,359**	$ 172,950
Due from broker	**117,963**	55,076
Due from employees	**313,532**	31,272
Due from other	**51,774**	
Prepaid expenses	**42,672**	25,504
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000 in 2013 and 2012	**1,104,384**	474,521
Deposits with clearing organizations and others	**1,090,478**	738,712
Total assets	**$ 2,726,162**	$ 1,498,035
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Note payable - member	**$ 75,000**	
Accounts payable and accrued expenses	**1,713,686**	$ 755,759
Due to affiliates	**416,068**	78,332
Total liabilities	**2,204,754**	834,091
Members' capital	**521,408**	663,944
Total liabilities and members' capital	**$ 2,726,162**	$ 1,498,035

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

STATEMENT OF OPERATIONS

Years ended December 31,	2013 (Consolidated)	2012
Revenue:		
Commissions and incentive fees	**$ 11,658,667**	$ 5,405,461
Service income	**7,138**	31,356
Other income	**352,557**	453,696
Total revenue	**12,018,362**	5,890,513
Operating expenses:		
Employee compensation and related benefits	**5,729,812**	2,168,392
Commission expenses	**1,102,777**	497,196
Execution expenses	**1,555,552**	1,108,918
Exchange and regulatory fees	**1,035,759**	413,400
Interest expense	**69,150**	7,036
Management fees	**975,000**	1,425,000
Professional and other fees	**189,173**	75,237
Research and registration	**582,383**	471,782
Rent and occupancy	**109,595**	91,003
Other operating expenses	**811,697**	329,423
Total operating expenses	**12,160,898**	6,587,387
Net loss	**$ (142,536)**	$ (696,874)

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Members' capital
Balance, December 31, 2011	$ 1,260,818
Members' contributions	100,000
Net loss	(696,874)
Balance, December 31, 2012	**663,944**
Net loss	**(142,536)**
Balance, December 31, 2013 (Consolidated)	**$ 521,408**

See notes to financial statements.

TJM INVESTMENTS, LLC AND SUBSIDIARY

STATEMENT OF CASH FLOWS

Years ended December 31,	2013 (Consolidated)	2012
Operating activities:		
Net loss	**$ (142,536)**	$ (696,874)
Adjustments to reconcile above to cash provided by (used in) operating activities net of effects from purchase of MND Partners, Inc.:		
(Increase) decrease in operating assets:		
Due from affiliates		4,986
Due from broker	**(62,887)**	(30,214)
Due from employees	**(282,260)**	(5,946)
Due from other	**(51,774)**	
Prepaid expenses	**(9,424)**	6,261
Receivable from broker-dealers and clearing organizations	**494,015**	103,470
Deposits with clearing organizations and others	**(351,766)**	(308,272)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**259,761**	(61,480)
Due to affiliates	**337,736**	3,975
Cash provided by (used in) operating activities	**190,865**	(984,094)
Investing activity:		
Payment for purchase of MND Partners, Inc., net of cash acquired	**(433,456)**	
Cash used in investing activity	**(433,456)**	
Financing activities:		
Proceeds from note payable - member	**75,000**	
Members' contributions		100,000
Cash provided by financing activities	**75,000**	100,000
Decrease in cash	**(167,591)**	(884,094)
Cash:		
Beginning of year	**172,950**	1,057,044
End of year	**$ 5,359**	$ 172,950

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is an approximately 95%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In 2013, the Company purchased 100% of the stock of MND Partners, Inc. (MND). MND is a trading firm that executes trades on the New York Stock Exchange. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Principles of consolidation:

The consolidated financial statements include the accounts of TJM Investments, LLC and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from broker-dealers and clearing organizations:

Receivable from broker-dealers and clearing organizations are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivable from broker-dealers and clearing organizations.

Income taxes:

TJM Investments, LLC is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. TJM Investments, LLC prepares its income tax returns on the cash basis. TJM Investments, LLC is no longer subject to federal, state and local income tax examinations by taxing authorities for the fiscal years ended prior December 31, 2010.

2. Related party transactions

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $416,068 and $78,332 at December 31, 2013 and 2012, respectively.

The Company is managed by TJM Holdings, LLC, its approximately 95%-owned parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter. Total management fees for the years ended December 31, 2013 and 2012 were $975,000 and $1,425,000, respectively.

3. Off-balance-sheet credit and market risk

The Company entered into a subordinated borrowing arrangement with a member of its parent on June 1, 2012 by execution of a secured demand note. The Company had $300,000 in borrowings subordinated to the claims of general creditors at December 31, 2012 with a stated interest rate of 4% per annum, maturing on May 31, 2015.

During the year ended December 31, 2013, the Company entered into several subordinated borrowing arrangements with members by execution of secured demand notes. The secured demand notes entered into range from $400,000 to $500,000 with stated interest rates at 4% per annum. The maturity dates of these notes range from March 31, 2016 through April 30, 2016. The Company had $2,200,000 in borrowings subordinated to the claims of general creditors at December 31, 2013.

Subordinated member borrowings are available in computing net capital under the minimum net capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense accrued, but unpaid to the members for the years ended December 31, 2013 and 2012 was $18,784 and $7,036, respectively.

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to adjusted net capital ratio would exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,924,939, which was $1,777,955 in excess of its required net capital of $146,984. At December 31, 2013, the Company's net capital ratio was 1.1454 to 1. At December 31, 2012, the Company had net capital of $771,055, which was $671,055 in excess of its required net capital of $100,000. At December 31, 2012, the Company's net capital ratio was 1.0818 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. The Company was not in excess of the limits at December 31, 2013 and 2012. The Company has not experienced any losses in such account. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Commitments and related party leases

The Company leases its Chicago facilities from an affiliated company under a month-to-month operating lease agreement. The Company also rents office space under month-to-month operating lease agreements in New York.

Rent expense charged to operations was $108,412 and $90,000 for the years ended December 31, 2013 and 2012, respectively. Rent expense paid to the affiliated company was $90,000 for each of the years ended December 31, 2013 and 2012.

7. Note payable – member

On June 28, 2013, the Company entered into an unsecured promissory note with one of its members for $75,000 with a stated interest rate of 5% per annum. Principal and interest payments are due and payable on demand. Interest accrued but unpaid as of December 31, 2013 totaled $1,911. The outstanding balance on the promissory note as of December 31, 2013 was $75,000.

8. Business acquisition

In order to increase its market presence in New York, TJM Investments, LLC acquired 100% of the common stock of MND Partners, Inc. in accordance with the terms of the stock purchase agreement entered into on March 15, 2013. The purchase price was based on the fair value of the net assets acquired on the date of closing, March 29, 2013. In consideration for the stock received, TJM Investments, LLC paid cash equal to the fair value of the net assets as disclosed below.

Fair value of assets acquired and liabilities assumed at the acquisition date		
Cash	$	200,114
Accounts receivable		1,123,878
Prepaid expenses		7,744
Total identifiable assets acquired		1,331,736
Accounts payable and accrued expenses		111,859
Commission payable		515,360
Other current liabilities		70,947
Total liabilities assumed		698,166
Net assets acquired	$	633,570

9. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2013, the consolidated financial statement date, through March 31, 2014, the date the consolidated financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these consolidated financial statements as required by generally accepted accounting principles.

TJM INVESTMENTS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2013		
Total members' capital		$ 521,408
Additions:		
Liabilities subordinated to claims of general creditors		2,200,000
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 388,491	
Due from employees	313,532	
Due from other	51,774	
Prepaid expenses	42,672	796,469
Net capital		1,924,939
Minimum net capital requirement		146,984
Excess net capital		$ 1,777,955
Ratio of aggregate indebtedness to net capital		1.1454 to 1
Reconciliation with the Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,924,939

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1)

Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of TJM Investments, LLC and MND Partners, Inc., collectively referred to as TJM Investments, LLC and Subsidiary (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 31, 2014

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Members
TJM Investments, LLC and Subsidiary
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by TJM Investments, LLC and MND Partners, Inc., collectively referred to as TJM Investments, LLC and Subsidiary (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

NBC Tower · Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 31, 2014